Four Seasons Education (Cayman) Inc.

Room 1301, Zi'an Building,

309 Yuyuan Road, Jing'an District,

Shanghai 200040

People’s Republic of China

October 19, 2022

VIA CORRESPONDENCE

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549 Attn:

Aamira Chaudhry Abe Friedman Cara Wirth

Re: Four Seasons Education (Cayman) Inc

Form 20-F for Fiscal Year Ended February 28, 2022

Filed June 30, 2022

File No. 001-38264

Dear Ms. Chaudhry, Mr. Friedman and Ms. Wirth:

On behalf of Four Seasons Education (Cayman) Inc. (the “Company”), the Company acknowledges receipt of the letter from the Securities and Exchange Commission (the “Commission”) dated September 21, 2022 (the “Comment Letter”) in which the Staff of the Commission requested certain revisions regarding our annual report on Form 20-F for the fiscal year ended February 28, 2022.

This letter is to request an extension of time to respond to the Comment Letter due to additional time required to assess the revisions and provide responses. I appreciate your agreement to extend the Company’s comment response time to November 4, 2022.

If you have any questions, please contact the undersigned at joanne.zuo@fsesa.com, or the Company’s U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com.

Sincerely,

/s/ Yi Zuo

Name: Yi Zuo

Title: Chief Executive Officer

cc: Xun Wang, Vice President of Finance of Four Seasons Education (Cayman) Inc.

Steve Lin, Esq., Kirkland & Ellis